Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Stantec Inc. (“Stantec” or the “Company”)

10160 – 112th Street

Edmonton, AB T5K 2L6

2.	Date of Material Change:

March 20, 2017

3.	News Release:

A news release was issued by Stantec, and disseminated through the facilities of a recognized newswire service on March 21, 2017.

4.	Summary of Material Change:

Stantec announced it is selling its software business, Innovyze, for USD$270 million to the EQT Mid Market US fund.

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

Effective March 20, 2017, Stantec signed an agreement for the sale of its software business, Innovyze, for USD$270 million to the EQT Mid Market US fund, part of the international alternative investments firm EQT. Innovyze joined Stantec through the MWH acquisition which closed in 2016. Subject to customary conditions and regulatory approvals, it is anticipated that the sale will close in Q2 2017.

Founded in May 1996, Innovyze is a leading global provider of wet infrastructure business analytics software solutions designed to meet the technological needs of water/wastewater utilities, government agencies, and engineering organizations worldwide. The company’s clients include the majority of the largest UK, Australasian, East Asian and North American cities, foremost utilities on all six continents, and ENR top-rated design firms.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information:

No information has been omitted on the basis that is confidential information.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

Stantec Inc.

10160 – 112th Street

Edmonton, AB T5K 2L6

(780) 917-7022

9.	Date of Report:

March 23, 2017.